FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 11, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

JOINT PRESS RELEASE OF ABN AMRO, RBS AND ROTHSCHILD

ABN AMRO AND ROTHSCHILD TO END CO-OPERATION

Amsterdam, 11 December 2007

ABN AMRO Bank N.V. ("ABN AMRO") and Rothschild Group ("Rothschild") have today announced their intention to discontinue ABN AMRO Rothschild, their international equity capital markets joint venture from 31 December, 2007.  ABN AMRO Rothschild was established in July 1996 as a joint vehicle for the execution of equity and equity-linked offerings for the clients of both banks. The business has consistently featured among the leading arrangers and underwriters of equity capital market transactions in Europe, Asia and Australia since its inception.

The decision comes after a review by both ABN AMRO and Rothschild of their equity capital markets business objectives following the acquisition of ABN AMRO by the consortium of the Royal Bank of Scotland Group ("RBS"), Fortis and Banco Santander.  The decision also reflects the substantial changes in the global investment banking market place and the evolution of the businesses of both banks in recent years.

ABN AMRO will continue its high quality ECM product offering, consisting of structuring, execution and distribution, for both its own clients as well as RBS clients. Prospectively, ABN AMRO will be seeking much greater leverage of its equity and equity-linked product franchises, as it will integrate the bank’s equity capital markets team into RBS' Global Banking & Markets division.

The Rothschild equity capital markets team will focus on reinforcing its worldwide position as the leading provider of independent advice and independent market intelligence together with execution support to issuers planning to raise equity capital via IPOs, placings and rights offerings or to tap the equity-linked markets.

Both banks believe that the new arrangements will play to their respective strengths and will be more closely aligned with the structure of their overall businesses.

Rothschild Group Chairman, David de Rothschild, stated, “We are proud of our successful eleven years of collaboration with ABN AMRO and we have learned much from the many transactions, both large and small, which we have completed together.  This is a logical time for the two banks to pursue their separate paths, although in doing so we part as firm friends.  We are excited by the potential for furthering Rothschild’s franchise as trusted adviser in the equity capital markets and the new opportunities which our chosen model will create for us”.

Wilco Jiskoot, member of the board of ABN AMRO stated, “The last eleven years have proven that our co-operation with Rothschild has been very successful. During these years Rothschild has been a great

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245

partner to ABN AMRO and many friendships have been established during this period.  The integration of ABN AMRO’s investment banking activities with RBS is a logical moment in time to re-evaluate our cooperation. We are fully committed to continue our equity capital markets product offering going forward.”

Johnny Cameron, Chief Executive, Corporate Markets at RBS, said, "This is consistent with our prior decision to retain Hoare Govett.  As a result of these decisions we will create a single, integrated, wholly owned, equities platform which will give us further opportunities to add value for customers worldwide.”

Although joint new business origination will cease on 31 December, 2007, ABN AMRO, RBS and Rothschild will be working together closely to complete all mandates, fulfil continuing business commitments, and ensure continuous service for ABN AMRO Rothschild clients subsequent to that date.

Press Contacts

ABN AMRO Press contact: +31 20 6288900
RBS Press contact: Carolyn McAdam +44 131 523 2055

Rothschild London: Tony Alt, Adam Young +44207 2805000
Rothschild Paris: Sophie Javary +331 5621 5525

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The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, and the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. ("ABN AMRO"). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission (the "SEC"). For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the SEC and to any subsequent reports furnished or filed by us with the SEC. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: December 12, 2007	By:	/s/ Dies Donker
		Name:	Dies Donker
		Title:	Head of Investor Relations

	By:	/s/ Petri Hofste
		Name:	Petri Hofste
		Title:	Group Accounting Officer